

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 26, 2008

Mr. Paul Coghlan
Vice President of Finance and Chief Financial Officer
Linear Technology Corporation
1630 McCarthy Boulevard
Milpitas, California 95035

      RE:    **Linear Technology Corporation**
            **Form 10-K for the fiscal year ended July 1, 2007**
            **Filed August 24, 2007**
            **File No. 0-14864**

Dear Mr. Coghlan:

In connection with our financial statement only review of Linear Technology Corporation's Form 10-K and subsequent Exchange Act filings, we have the following additional accounting comments.

Form 10-K for the fiscal year ended July 1, 2007

Consolidated Balance Sheets, page 29

1.      We note your response to prior comments 1 and 2. In light of the fact that you are unable to estimate the product returns and the price protection rebates you issue under arrangements with your distributors and, therefore, an unknown portion of the amount recorded as "deferred income on shipments to distributors" will never be recognized as revenue, please tell us how you concluded that "deferred income" is an appropriate title for the liability account. We note that Regulation S-X calls for financial statement caption titles that reflect the significance and the character of the items being presented. Please tell us, for example, whether you

considered a title for the account such as "customer deposit, net of deferred inventory costs" or other such titles that better depict the nature of the liability.

Notes to Consolidated Financial Statements, page 32

Revenue Recognition, page 33

2.      Consistent with your response to prior comment 1, in future filings please revise the notes to your financial statements to include the significant information outlined in your response.  At a minimum, please address the following:

   •   Specifically disclose why you defer revenue - i.e., (i) you are unable to estimate the amount of products that could be returned and (ii) because of the price protection rebates you frequently provide to your distributors, the ultimate sales price of your transactions with distributors is not fixed or determinable until the distributors has sold to the end-user.

   •   Disclose the significant terms of your sales arrangement with distributors, including a brief summary of the return rights and price protection or price concession rights you grant them; the situations under which the distributors may exercise those rights; whether returns or price protection rebates are capped to a certain percentage of sales price or margins; and whether any of your arrangements with distributors would allow or require you to grant price protection rebates  below the cost of the product.

   •   Provide a discussion of your policies for testing and accounting for the impairment of the deferred cost of sale amounts or, as you indicated, the inventory still held by distributors which may be returned to you or on which you may have to provide price protection rebates.

3.      In addition, as we note that impairment of the deferred costs and the amounts of price protection rebates you grant in future periods could reasonably likely have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to disclose the amounts of gross deferred revenues and gross deferred costs of sales presented in the "deferred income" caption of your balance sheets.   Provide an accompanying discussion of the changes in the gross balances in each reported period, highlighting the impact on current and future results, liquidity or capital resources.  Quantify and discuss the reasons for any impairments of deferred costs of sales.  Further, please discuss any trends noted over the reported periods.  Refer to Item 303(a) of Regulation S-K.

Paul Coghlan
Linear Technology Corporation.
March 26, 2008
Page 3

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

       Sincerely,


       Angela J. Crane
       Accounting Branch Chief